SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2002

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)




                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form
                                      40-F.

                    Form 20-F       x         Form 40-F
                                 --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                           Yes                 No        x
                                  --------           ----------


          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                  Exhibit Index



Exhibit No.                         Description

          99.1                                Press Release Dated 29 August 2002

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

August 29, 2002

                                               ALLIED DOMECQ PLC


                                               By:      /s/  Philip Bowman
                                                        ------------------------
                                                        Name:    Philip Bowman
                                                        Title:   Chief Executive